WesternMidstream.com
September 8, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Messrs. Brian McAllister and Craig Arakawa
Re:      Western Midstream Partners, LP
            Western Midstream Operating, LP
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed February 27, 2020
            File Nos. 001-35753 and 001-34046

Ladies and Gentlemen:
On August 31, 2020, Western Midstream Partners, LP (“WES”) and Western Midstream Operating, LP (“WES Operating” and, together with WES, “we”, “us”, or “our”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to our Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions correspond to our 2019 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2019, Cover Page

1.We note that you appear to be relying upon General Instruction I of Form 10-K. Please confirm, on the date of filing your report, that you met the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and therefore you filed your report with the reduced disclosure format. To the extent that you rely upon General Instruction I of Form 10-K in future filings, please confirm that you will prominently set forth, on the cover page of the Form 10-K, a statement that you meet the conditions set forth in General Instruction I(a) and (b) of Form 10-K and therefore are filing your report with the reduced disclosure format. Refer to General Instruction I(1)(c) of Form 10-K.

9950 Woodloch Forest Drive The Woodlands, Texas 77380

U.S. Securities and Exchange Commission
September 8, 2020

Response:
We respectfully acknowledge the Staff’s comment. We do not, however, rely on General Instruction I to present a reduced-disclosure format because WES owns only 98% of WES Operating.1 Rather, we rely on guidance provided in Section 1370.1 of the Division of Corporate Finance’s Financial Reporting Manual regarding the combined periodic reporting for parent and subsidiary registrants in cases where the parent owns substantially all of the ownership interests of the subsidiary. We believe this guidance supports our presentation as there are only nominal differences between the financial statements of WES and WES Operating and the non-financial disclosures of WES and WES Operating are substantially similar. In compliance with the guidance provided in Section 1370.1, we have provided (a) separate auditor opinions for both WES and WES Operating, (b) a management assessment of internal controls over financial reporting (“ICOFR”) that specifically addresses both WES and WES Operating, (c) a separate audit opinion on WES ICOFR matters2, (d) separate complete sets of financial statements for WES and WES Operating, (e) separate footnote and other disclosures in areas of the Form 10-K where presentation differs between WES and WES Operating, and (f) separate CEO and CFO certifications for WES and WES Operating.

Summary of Significant Accounting Policies, Basis of Presentation, page 138
2.You disclose that you apply proportionate consolidation to the Springfield system and Marcellus Interest systems, consolidating your associated share of assets, liabilities, revenues and expenses attributable to these assets. Please provide your analysis of FASB ASC 810-10-45-14 and 932-810-45-1 that supports your application of proportionate consolidation to these operations. Your analysis should also explain how you concluded that the nature of the operations constitute “oil and gas producing activities” as defined in FASB ASC 932-10-15-2A.
Response:
We respectfully acknowledge the Staff’s comment. The Springfield system includes a gas- and oil-gathering system in South Texas. WES owns a 50.1% undivided interest in the Springfield system. The Marcellus Interest systems include gas-gathering systems and related facilities in Pennsylvania. WES owns a 33.75% undivided interest in the Marcellus Interest systems. We believe proportionate consolidation is allowed if (i) an investor-venturer owns an undivided interest in each asset and is proportionately liable for its share of each liability or (ii) the investment is in an unincorporated legal entity and the investee operates in either the construction or extractive industries. The ASC Master Glossary defines an undivided interest as “an ownership arrangement in which two or more parties jointly own property, and title is held individually to the extent of each party’s interest.”

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1 The remaining 2% of WES Operating is owned by an affiliate of Occidental Petroleum Corporation, which owns WES’s general partner.
2 A WES Operating ICOFR opinion was not required due to WES Operating’s status as a non-accelerated filer as of the filing date of the Form 10-K.

U.S. Securities and Exchange Commission
September 8, 2020

The Springfield system and Marcellus Interest systems are governed by agreements that provide for undivided ownership interests in the underlying assets and proportionate sharing of system liabilities in accordance with ownership percentages. Neither the Springfield system nor the Marcellus Interest systems is owned or held through a separate legal entity.

WES is not in the extractive industry, and the nature of the operations of the Springfield system and Marcellus Interest systems do not constitute oil- and gas-producing activities as defined in ASC 932-10-15-2A. However, the ability to utilize proportionate consolidation under ASC 810-10-45-14 is not limited to investments in unincorporated legal entities engaged in extractive (e.g. oil and gas producing) or construction activities. We believe that proportionate-consolidation accounting for our interests in the Springfield system and Marcellus Interest systems is appropriate and permitted under ASC 810-10-45-14 based on these investments being owned in undivided ownership interest form and our being proportionately liable for our share of system liabilities.

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We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3271.

Very truly yours,

/s/ Michael C. Pearl

Michael C. Pearl
Senior Vice President and Chief Financial Officer
Western Midstream Holdings, LLC
(General Partner of Western Midstream Partners, LP)
Western Midstream Operating GP, LLC
(General Partner of Western Midstream Operating, LP)

cc:	Thomas R. Hix, Chairperson, Audit Committee
Joel A. Smith, KPMG LLP
John M. Greer, Latham & Watkins LLP